July 11, 2019

J rgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

       Re: VIA optronics AG
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted June 21, 2019
           CIK No. 0001769116

Dear Mr. Eichner:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Form F-1 Submitted June 21, 2019

Cover Page

1. We note your response to prior comment 7 that your largest shareholder will retain effective control over you following this offering. Please clarify, if true, that you will be a
       "controlled company" under the definition of the New York Stock Exchange after the offering and provide appropriate disclosure here as well as in the prospectus summary and the first full risk factor on page 46.
Revenue, page 76

2. Please reconcile your revised disclosure in response to comment 10 that your number of
 J rgen Eichner
VIA optronics AG
July 11, 2019
Page 2
       displays sold remained flat with your disclosure that the increase in revenue was due to an increase in sales volume.
Jury Trial Waiver, page 159

3. We note that you deleted your disclosure regarding the enforceability of the jury trial waiver provision in your deposit agreement in response to prior comment
15. However,
       please revise to address any questions as to the enforceability of the provision.
        You may contact Gary Newberry, Staff Accountant at 202-551-3761 or Kevin Kuhar,
Branch Chief at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda
Ravitz, Assistant Director at 202-551-3528 with any other questions.



                                                            Sincerely,
FirstName LastNameJ rgen Eichner
                                                            Division of
Corporation Finance
Comapany NameVIA optronics AG
                                                            Office of
Electronics and Machinery
July 11, 2019 Page 2
cc:       Gregory A. Schernecke, Esq.
FirstName LastName